

October 10, 2014

<u>Via E-mail</u>
Gregg S. Kantor
President and Chief Executive Officer
Northwest Natural Gas Company
220 N.W. Second Avenue
Portland, Oregon 97209

> **Re: Northwest Natural Gas Company**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **Response dated September 10, 2014**
> **File No. 1-15973**

Dear Mr. Kantor:

We have reviewed your response dated September 10, 2014 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>16. Revision of Prior Period Financial Statements, page 85</u>

1. We note your response to prior comment 3 and that you concluded the magnitude of the potential misstatement was immaterial to both interim and annual financial statements. You also state that you concluded it was not reasonably possible the deficiency would result in a material misstatement. Please explain in greater detail how each conclusion was reached.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562, Robyn Manuel, Staff Accountant, at (202) 551-3823 or me at (202) 551-3344 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief